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                                                              EX 99 (a)(5)(viii)


                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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BURUCHA, LLC,

      Plaintiffs,
                                                Civil Action No. 19426
               -against-

TRAVELOCITY.COM INC., SABRE HOLDINGS CORP.,
JEFFREY M. JACKSON, GLENN W. MARSCHEL,
WILLIAM J. HANNIGAN, SAM GILLILAND, JAMES J.
HORNTHAL, TERRELL B. JONES, WILLIAM CONNER, and PAUL C. ELY,

                        Defendants.

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                             CLASS ACTION COMPLAINT

            Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

            1. Plaintiff has been the owner of shares of the common stock of Travelocity.com, Inc. ("Travelocity" or the "Company") since prior to the wrongs complained of herein.

            2. Travelocity is a corporation duly organized and existing under the laws of the State of Delaware. The Company is engaged in consumer-direct travel distributions over the Internet. Through its online travel web-sites, which are accessible free of charge, leisure and business travelers can compare prices, make travel reservations, and obtain destination information.


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            3. Defendant Sabre Holdings Corp., and its affiliates ("Sabre") owns or controls approximately 70% of the equity of the Company.

            4. Defendant Jeffrey M. Jackson is a Director of the Company and is also the Executive Vice President, Chief Executive Officer, and Treasurer of Sabre.

            5. Defendant Glenn W. Marschel, Jr. is a Director of the Company and is also a Director of Sabre.

            6. Defendant Sam Gilliland is a Director of the Company and is Senior Vice President and Chief Marketing Officer for Sabre.

            7. Defendant William I. Hannigan is Chairman of the Board of the Company and is also Chief Executive Officer, President, and Chairman of the Board of Sabre.

            8. Defendant James J. Hornthal is a Director of the Company.

            9. Defendant Terrell B. Jones is a Director of the Company.

            10. Defendant F. William Conner is a Director of the Company.

            11. Defendant Paul C. Ely is a Director of the Company and is also a Director of Sabre.

            12. The defendants named in paragraphs 4-11 are hereinafter referred to as the Director Defendants.

            13. Sabre, as controlling stockholder of the Company, and the director defendants stand in a fiduciary position relative to the Company's public shareholders and owe the public shareholders of Travelocity the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.


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                            CLASS ACTION ALLEGATIONS

            14. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

            15. This action is properly maintainable as a class action.

            16. The Class is so numerous that joinder of all members is impracticable. As of December 31, 2001, there were approximately 50 million shares of Travelocity common stock outstanding (assuming conversion of Travelocity's Class A common stock owned by Sabre), of which approximately 15 million were owned by holders other than Sabre.

            17. There are questions of law and fact that are common to the Class including, INTER ALIA, whether (a) defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class,
(b) defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of Travelocity in violation of the laws of the State of Delaware in order to enrich Sabre at the expense and to the detriment of plaintiff and the other public stockholders who are members of the Class; (c) the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the Class; and (d) the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

            18. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical


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of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

            19. Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

            20. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                             SUBSTANTIVE ALLEGATIONS

            21. On February 19, 2002, Travelocity announced that Sabre intended to make an unsolicited offer to purchase the shares of Travelocity common stock that Sabre does not already own for $23 per share.

            22. The consideration offered to the Class -- $23.00 per share -- is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the stock of Travelocity is materially in excess of $23 per share, giving due consideration to the prospects for growth and profitability of Travelocity in light of its business, earnings and earnings power, present and future; (b) the $23 price per share offered constitutes an inadequate premium to Travelocity's public stockholders; and (c) the consideration is not the result of arm's-length negotiations, but was fixed arbitrarily by Sabre to "cap" the market price of Travelocity stock, as


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part of a plan for Sabre to obtain complete ownership of Travelocity, its assets and businesses at the lowest possible price.

            23. The proposal is an attempt to unfairly aggrandize Sabre at the expense of Travelocity's public stockholders. The proposal will, for inadequate consideration, deny plaintiff and the other members of the Class their right to share proportionately in the future success of Travelocity and its valuable assets, while permitting Sabre to benefit wrongfully from the transaction.

            24. Given the Sabre defendants' representation on Travelocity's Board and in management, they are able to dominate and control the other directors, all of whom were hand-picked by the Sabre defendants and are beholden to them for the prestige and perquisites of their offices. Under the circumstances, none of the directors can be expected to protect the Company's public shareholders in transactions which benefit Sabre at the expense of Travelocity's public shareholders, as exemplified by the proposed transaction.

            25. Because of Sabre stock ownership and the offices held by Sabre personnel, no third party, as a practical matter, can attempt any competing bid for Travelocity, as the success of any such bid would require the consent and cooperation of the Sabre defendants.

            26. Plaintiff and the other members of the Class will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties to Travelocity's public shareholders in a proposed transaction which will benefit fiduciaries at the expense of the public shareholders of the Company.

            27. Plaintiff and the other members of the Class have no adequate remedy at law.


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            WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

            (1) declaring this action to be a class action and certifying plaintiff as the Class representative and plaintiffs counsel as Class counsel;

            (2) enjoining, preliminarily and permanently, the transaction complained of herein;

            (3) to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, or granting the Class recissory damages;

            (4) directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

            (5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

            (6) granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

                                         ROSENTHAL, MONHAIT, GROSS
                                              & GODDESS, P.A.


                                         By: Carmella P. Keener
                                            ------------------------------
                                         919 N. Market Street
                                         Suite 1401
                                         Mellon Bank Center
                                         Wilmington, Delaware 19801
                                         (302) 656-4433
                                         Attorneys for Plaintiff


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OF COUNSEL

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
Stanley D. Bernstein
Gregory M. Egleston
10 East 40th Street
New York, NY 10016
(212) 779-1414


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